



03055355

NO ACT
P.E 3-18-03
1-143

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2003

Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
Legal Staff
MC 482-C25-C22
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Act 1934
Section
Rule 14A-8
Public Availability 4-2-2003

Re: General Motors Corporation

PROCESSED
APR 09 2003
THOMSON FINANCIAL

Dear Ms. Larin:

This is in response to your letters dated March 18, 2003 and April 1, 2003 concerning the shareholder proposal submitted to General Motors by Robert D. Morse. We also have received a letter from the proponent dated March 23, 2003. On February 21, 2003, we issued our response expressing our informal view that General Motors could not exclude the proposal from its proxy materials for its upcoming annual meeting under rule 14a-8(i)(2). You have asked us to reconsider our position.

The Division grants the reconsideration request, as there now appears to be some basis for your view that General Motors may exclude the proposal under rule 14a-8(i)(2) because General Motors' governing instruments do not opt out of the plurality voting that is otherwise specified by Delaware law, and therefore it appears that implementation of the proposal would result in General Motors' proxy materials being false or misleading under rule 14a-9. Accordingly, we will not recommend enforcement action to the Commission if General Motors omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4978

Telephone
(313) 665-4927

March 18, 2003

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, SW
Washington, D.C. 20549

Re: Request for Reconsideration of February 21, 2003 Staff Response to No-Action Request

Ladies and Gentlemen:

I am writing to request that the Staff reconsider its informal view, expressed in its letter of February 21, 2003 to General Motors Corporation (Exhibit A), that GM may not exclude the stockholder proposal submitted by Robert D. Morse.

Mr. Morse submitted the same proposal or a very similar one to a number of corporations in 2001 and 2002, and the Staff has generally permitted corporations to exclude the proposal under rule 14a-8(i)(2). For example, the Staff took a no-action position with regard to Mr. Morse's proposal for Delaware corporations in Mattel, Inc. (February 21, 2003); Citigroup (January 2, 2003); Coca-Cola Company (January 2, 2003); Occidental Petroleum Corporation (January 2, 2003); Entergy Corporation (January 2, 2003); Lucent Technologies Inc. (November 18, 2002); Visteon Corporation (February 20, 2002); Coca-Cola Company (February 6, 2002). The same conclusion has been reached with regard to companies incorporated in states with laws similar to Delaware. See CSX Corporation (January 2, 2003) (Virginia); Hudson United Bancorp (January 2, 2003 and December 6, 2002) (New Jersey); Merck & Co., Inc. (January 2, 2003) (New Jersey); Exxon Mobil Corporation (December 24, 2002). The proposal would change stockholders' options in electing directors from being able to withhold a vote from a particular candidate to being able to vote against the candidate. In elections that require a plurality of votes, withholding a vote would have the same effect as a vote against a candidate, so that the change contemplated by the proposal would at best have no effect on an election and could mislead stockholders about the significance of their vote. Accordingly, the key inquiry is whether the corporation that received the proposal elects its directors by plurality of vote.

As explained in my original no-action request dated January 27, 2003, General Motors elects its directors by plurality. Delaware's General Corporation Law provides that directors are elected by plurality unless the corporation's certificate of incorporation or bylaws provides otherwise.

Since GM's Certificate of Incorporation does not provide otherwise and its bylaws specifically provide for election by plurality, it is clear that the proposal's effect on General Motors would be the same as the other Delaware corporations that received no-action letters as cited in the previous paragraph and in the original request.

I realize that Rule 14a-8(j)(2)(iii) requires that the company's request include a "supporting opinion of counsel when such reasons [for exclusion] are based on matters of state or foreign law." In practice, however, this requirement is treated flexibly by the Staff, and even disregarded at times, for example frequently with regard to what actions are within the stockholder' power. A variety of practices is apparent even in the no-action requests cited above—while some registrants included formal opinions from local counsel, others merely referred to opinions provided in past years (Exxon Mobil). Other requests include a recitation such as "To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as counsel for the Company" (Occidental Petroleum Corporation, Lucent Technologies Inc.). Finally, a no-action request made by outside counsel on behalf of the company did not make any express statement regarding a supporting opinion of counsel (CSX Corporation). While I signed my January 27 request for a no-action letter as "Attorney and Assistant Secretary" indicating my ability to render an opinion of counsel (equivalent to a no-action request from outside counsel), I did not expressly state that I was providing an opinion of counsel, an oversight that I would like to remedy. Accordingly, I am resubmitting my request for a no-action letter including this additional language (Exhibit B).

It should be noted that the legal basis for the exclusion of the proposal is not novel—the Staff has considered the effect of Delaware law on this proposal several times, as cited above. The proposal does not pose any peculiarly complex or contentious legal issues; a single statute, quoted in my request, is involved. While I do not argue that the number of consistent legal opinions on this topic furnished recently to the Staff or the straight-forward nature of the issue should generally excuse the requirement of a legal opinion set forth in Rule 14a-8(j)(iii), I believe that permitting the addition of the necessary language to the original no-action request would bring about an equitable result for my client, General Motors. I do not believe this would impose any hardship on the proponent; his response to my original request did not challenge the legal grounds for the exclusion (Exhibit C). Since the Staff has recently held several times that this proposal is misleading and would violate Delaware law, it would be undesirable to include it in GM's proxy materials or submit it to GM's stockholders for a vote.

It is clearly an unfortunate precedent for the Staff to express the opinion on the same day that the same proposal may be excluded as misstating or violating Delaware law (Mattel, Inc.) and may not be excluded because that conclusion has not been established (General Motors Corporation). While I understand why the Staff concluded that GM had not met its burden, I believe that permitting me to provide the necessary legal opinion and concluding that the proposal may be excluded under rule 14a-8(i)(2) would provide consistent treatment among companies and avoid confusion to GM's stockholders without undercutting the requirement of Rule 14a-8(j)(iii).

I am enclosing for filing six copies of this letter with all Exhibits, and concurrently providing a copy to the proponent, Mr. Morse. We anticipate that GM will begin printing its proxy materials during the first week in April, so I would appreciate your timely response. Please do not hesitate to call me at 313/665-4927 if you have any questions or comments.

Sincerely,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c (w/encl.): Robert D. Morse

Exhibit A

February 21, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Motors Corporation
Incoming letter dated January 27, 2003

The proposal requests that the board make a particular revision to its proxy materials.

We are unable to conclude that General Motors has met its burden of establishing that the proposal would violate applicable state law. Accordingly, we do not believe that General Motors may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

Sincerely,



Jonathan Ingram
Special Counsel



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4978

Telephone
(313) 665-4927

January 27, 2003

EXHIBIT B

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the proposal received on September 12, 2002 from Robert D. Morse (Exhibit A) from the General Motors Corporation proxy materials for the 2003 Annual Meeting of Stockholders. The proposal would require that GM change the format of its proxy voting cards to "[r]emove the word 'EXCEPT' and re-apply the word 'AGAINST' in the Vote for Directors column.

General Motors intends to omit the proposal under Rule 14a-8(i)(2) (implementation would violate state law) and (3) (proxy statement would be false or misleading). ***To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as counsel for the Company.*** [New language inserted]

GM is incorporated in Delaware. Section 216(3) of the Delaware General Corporation Law provides that unless otherwise provided in the corporation's certificate of incorporation or bylaws, "Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors." GM's certificate of incorporation does not deal with this issue at all, and section 1.7 of its bylaws states:

> At all meetings of stockholders for the election of directors a plurality of the voting power of the shares of stock present in person or represented by proxy and entitled to vote shall be sufficient. All other elections and questions shall, unless otherwise provided by law or by the certificate of incorporation or these by-laws, be decided by the vote of the holders of a majority of the voting power of the shares of stock entitled to vote thereon present in person or by proxy at the meeting.

(Exhibit B) Plurality voting, which therefore applies to the election of General Motors directors under Delaware law and the GM bylaws, provides that nominees for director who receive the greatest number of favorable laws are elected. Even if a greater number of votes were voted against the election of a particular nominee than were voted for his election, that nominee would be elected as long as he received more votes in favor of his election than other nominees. Thus, in a corporation like General Motors that is subject to plurality voting, a vote "AGAINST" a candidate, as contemplated by the proposal, would not have any legal effect.

A number of no-action letter have recently been issued permitting Delaware corporations that are subject to plurality voting to omit this proposal under Rule 14a-8(i)(2). See, e.g., Citigroup (January 2, 2003); Coca-Cola Company (January 2, 2003); Occidental Petroleum Corporation (January 2, 2003); Entergy Corporation (January 2, 2003); Lucent Technologies Inc. (November 18, 2002); Visteon Corporation (February 20, 2002); Coca-Cola Company (February 6, 2002). No-action letters have also been issued regarding this proposal to companies incorporated in states which treat election of directors by plurality similarly to Delaware. See CSX Corporation (January 2, 2003) (Virginia); Hudson United Bancorp (January 2, 2003 and December 6, 2002) (New Jersey); Merck & Co., Inc. (January 2, 2003) (New Jersey); Exxon Mobil Corporation (December 24, 2002). Similarly, we believe that the modification to the proxy card that the proposal would mandate would be unacceptably misleading, since it would suggest that a vote against a candidate would be significantly different from withholding a vote from the candidate.

GM currently plans to print its proxy materials at the beginning of April. Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2003 Annual Meeting of Stockholders.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: Robert D. Morse

(A)

Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Ph: 856 235 1711
September 12, 2002

Anne T. Larin, Attny, & Astnt. Sec'y.
General Motors Corporation
MC 482-C23-D24
300 Renaissance Center, PO Box 300
Detroit, MI 48265-3000

Dear Ms. Larin:

I wish to enter this proposal for the Year 2003 Proxy Material.

I have over $2000.00 stock equity, and have held same over one year. I intend to hold the stock beyond the 2003 meeting date. I plan to attend or be personally represented at the meeting.

PROPOSAL

Management and Directors are requested to make the following change to the format of the Proxy Voting Card:

Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column.

REASONS:

Shareholders have been denied a vote "AGAINST" Directors for many years, benefiting Management and Directors in their zeal for re-election and determination to stay in office by whatever means. This is the only area in which an "AGAINST" choice is omitted. "EXCEPT" and "ABSTAIN" are NOT deductible from "FOR", therefore unfair to the shareholders. The Management's selection for Directors have an advantage to be elected, as few, if any other nominees are ever presented.

FURTHER:

Management claims the right to advise an "AGAINST" vote in matters presented by Shareowners. The Shareowners likewise have the right to ask for a vote "AGAINST" all company selected nominees for Director. Note the news of present exposures of Corporate Director's wasteful remuneration to Management after their election.

Thank you,
Robert D. Morse



directly or indirectly, by the corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.

1.6. *Organization.*

The chairman or, if he so designates or is absent, the chief executive officer or, in their absence, an executive vice president or vice president designated by the board of directors, shall preside at meetings of the stockholders. The secretary of the corporation shall act as secretary, but in his absence the presiding officer may appoint a secretary.

1.7. *Voting; Proxies.*

Each stockholder shall be entitled to vote in accordance with the number of shares and voting powers of the voting shares held of record by him. Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for him by proxy, but such proxy, whether revocable or irrevocable, shall comply with the requirements of Delaware law. Voting at meetings of stockholders, on other than the election of directors, need not be by written ballot unless the holders of a majority of the outstanding shares of all classes of stock entitled to vote thereon present in person or by proxy at such meeting shall so determine. At all meetings of stockholders for the election of directors a plurality of the voting power of the shares of stock present in person or represented by proxy and entitled to vote shall be sufficient. All other elections and questions shall, unless otherwise provided by law or by the certificate of incorporation or these by-laws, be decided by the vote of the holders of a majority of the voting power of the shares of stock entitled to vote thereon present in person or by proxy at the meeting.

1.8. *Fixing Date for Determination of Stockholders of Record.*

In order that the corporation may determine the stockholders entitled: (a) to notice of or to vote at any meeting of stockholders or any adjournment thereof; (b) to express consent to corporate action in writing without a meeting; (c) to receive payment of any dividend or other distribution or allotment of any rights; or (d) to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the board of directors may fix a record date. The record date shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors and which record date: (a) in the case of determination of stockholders entitled to vote at any meeting of stockholders or adjournment thereof, shall not be more than sixty nor less than ten days before the date of such meeting; (b) in the case of determination of stockholders entitled to express consent to corporate action in writing without a meeting, shall not be more than ten days from the date upon which the resolution fixing the record date is adopted by the board of directors; and (c) in the case of any other action, shall not be more than sixty days prior to such other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board of directors may fix a new record date for the adjourned meeting.

Exhibit C

RECEIVED
2003 FEB 10 PM 4:38
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Robert D. Morse
212 Highland Avenue
Moorestown, NJ, 08057-2717

Ph: 856 235 1711
January 29, 2003

Office of Chief Counsel
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

Re: General Motors Corp.
Letter dated January 27, 2003

Ladies and Gentlemen:

General Motor's response to delete my Proposal specifically shows that a Shareowner is denied the "Right of Dissent", under Delaware State Law/Rules, and the Security & Exchange Rules. This is contrary to the U.S. Constitution and/or Bill of Rights.

The S.E.C. has been upholding the request to delete in other filings, and has failed to explain how it does not violate a person's Constitutional Rights.

The S.E.C. likewise has failed to enquire why the word "Against" was deleted from Proxy Cards {year, 1975?}on the vote for Directors, and not from any other Proposal at the same time.. It is plain to see that special interest groups were determined to cause Management selections "For" to be elected constantly, there being no other nominees than the number to be elected in any given year, and no other "outside of Company" selections.

Management has stated in other presentations that "plurality" voting has been introduced in the states of Delaware, Maryland, New Jersey, New York, and Virginia. These states, with the exception of Nevada, hold the highest concentrations of Corporate Registrations, and their Laws/Rules, provide an advantage to have nominees suggested be elected without opposition.

In S.E.C. terms of reply, it appears that the S.E.C. usually supplies an answer for a timely decision request, yet has failed in answering my exposure in 1998 of Chrysler Corporation Management's Merger Proposal, placing 3 subjects in one Proposal, which enriched certain officials at the same time as voting for the Merger. I have been directed to change or delete a proposal on several occasions on this same violation of S.E.C. Rules.

Let's be fair in these matters.

Enclosures: 6 copies to S.E.C.
1 copy @ to Anne T.Larin
and General Motors Corp.
Rhymes for stress relief, only.

Sincerely,

Robert D Morse

RECEIVED

2003 APR -1 AM 9:32

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Ph: 609 235 1711
March 23, 2003

Office of Chief Counsel
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

Re: General Motors Corp.
Letter dated March 18, 2003

Ladies and Gentlemen:

I am protesting the continued application to delete my Proposal under the claim now that is inconsistent with other decisions by the SEC in the same matter.

I also claim likewise, in that the SEC early-on granted permission to have the Proposal printed by Merck, Inc. and later AT&T Corporation, only to have argument presented making an illusion that "PLURALITY" voting is legal. This is a direct affront to the Constitution, and/or The Bill of Rights, since it deprives a citizen of the "Right to Dissent". The SEC must reconsider the named State's Laws [Rules, actually] and negate them as being unconstitutional. I ask that my permission be re-instated in all the other denials.

. The SEC can do so, it being a branch of the US Government, thereby permitting any company that disagrees to apply for relief through the Federal Court System. Failure to act makes the SEC itself a party to an unlawful act, subject to a Court presentation.

The SEC should consider, as mentioned prior, as to why these restrictions were applied, and what was the necessity of removing "AGAINST" in the first place, and <u>only deleting</u> it on the Proxy Card in the vote for "DIRECTOR"? A guaranteed "WIN" in all applications !

Sincerely,

6 Copies to SEC
1 " " Anne Larin, C/o GMC

Robert D. Morse





General Motors Corporation
Legal Staff

Facsimile
(313) 665-4978

Telephone
(313) 665-4927

April 1, 2003

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, SW
Washington, D.C. 20549

Re: Request for Reconsideration of February 21, 2003 Staff Response to No-Action Request

Ladies and Gentlemen:

On March 18, 2003, I wrote to request that the Staff reconsider its informal view, expressed in its letter of February 21, 2003 to General Motors Corporation, that GM may not exclude the stockholder proposal submitted by Robert D. Morse.

In my March 18 letter, I noted that the Staff's position, although understandable in light of my failure to completely satisfy all the technical requirements for seeking a no-action letter under paragraph (i)(2) of Rule 14a-8, would have the unfortunate consequence of requiring GM to include in its proxy material a proposal that had been excluded from the proxy material of many other companies. Unlike the stockholders of those companies, GM stockholders would be asked to consider a proposal that could confuse them into believing that, in a jurisdiction like Delaware that provides plurality voting for directors, there would be some significant difference between withholding votes and voting against a candidate. Since the effect of a withheld vote and a negative vote would be identical, contrary to the implication of the proposal, the proposal may be excluded under paragraph (i)(3) of Rule 14a-8, since it would violate Rule 14a-9's prohibition on materially false or misleading statements in proxy soliciting materials.

I am enclosing for filing six copies of this letter and concurrently providing a copy to the proponent, Mr. Morse. Please do not hesitate to call me at 313/665-4927 if you have any questions or comments.

Sincerely,

Anne T. Larin
Attorney and Assistant Secretary

FACSIMILE COVER SHEET
GENERAL MOTORS LEGAL STAFF

DATE: ***4/1/03*** ***NUMBER OF PAGES: 2***
(including cover sheet)

PLEASE DELIVER THE FOLLOWING PAGES TO:

NAME: ***Grace Lee***

FROM: ***Anne T. Larin***

PHONE: ***313/665-4927*** ***FAX: 313/665-4978***

If transmission is not complete, please call Tia at 313/665-4925 (on the GM Network, 8/255-4924).
